UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Result of Telefónica Deutschland Delisting Offer	2

The information contained herein is not for publication or distribution, in whole or in part, in, into, within or from any country where such publication or distribution would be in violation of the relevant legal provisions of such country.
TELEFÓNICA, S.A. (hereinafter, Telefónica), in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION
Further to the communication made on 20 March 2024 regarding the commencement of the acceptance period of the public delisting acquisition offer with the aim to acquire the shares in Telefónica Deutschland Holding AG (“Telefónica Deutschland”) not directly or indirectly held by Telefónica (the “Delisting Offer”) launched by Telefónica —through Telefónica Local Services GmbH—, we hereby inform you that Telefónica has reached approximately 96.85% of Telefónica Deutschland’s share capital and voting rights, after giving effect to the acquisition at settlement of the number of shares for which the Delisting Offer has been accepted, and considering the number of Telefónica Deutschland shares held directly or indirectly by Telefónica at the close of the last trading day of the acceptance period, which corresponds to 2,880,817,453 shares of Telefónica Deutschland.
The total number of shares for which the Delisting Offer has been accepted, along with the number of Telefónica Deutschland shares acquired from the announcement of the Delisting Offer until the close of the last trading day of the acceptance period, collectively amount to 74,338,954 shares, representing approximately 2.50% of Telefónica Deutschland’s share capital and voting rights, for a total consideration of approximately EUR 175 million, funded entirely with cash.
In accordance with the procedure set out in the relevant offer document, the Delisting Offer is expected to be settled on 29 April 2024.
Lastly, we hereby inform you that the management board of the Frankfurt Stock Exchange has resolved upon the delisting of the shares of Telefónica Deutschland which became effective as of 18 April 2024.

In Madrid, on 23 April 2024
Important notice:
This announcement is for information purposes and neither represents an offer to purchase or sell nor a solicitation of an offer to purchase, sell or tender shares of Telefónica Deutschland. The complete terms of the Delisting Offer are set forth in the offer document approved by the German Federal Financial Supervisory Authority.
The information contained herein is not for publication or distribution, in whole or in part, in, into, within or from any country where such publication or distribution would be in violation of the relevant legal provisions of such country.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 23, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors